WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

July 1, 2011

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 8.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 8.

In response to oral comments from the staff, we have made and previously sent informally by e-mail pages relating to the following.

1.	Adding at pages 5,21,24,25 and 29 the following language:

There is no guarantee that we will ever enter into any binding contracts, agreements or commitments with any distributors for the Movie.  There is no guarantee that even if we secure a qualification for quotation for our securities on the OTC Bulletin Board, securing such qualification will facilitate our ability to secure additional financing.

2.	We have revised certain of the numbers in the “Financial Summary” section of the “Summary” section to correspond to the financial statements as requested.

3.	We have filed an updated legal opinion as requested.

Thank you for your consideration.

Sincerely,

By:	/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.